Exhibit (a)(2)(J)

FOR IMMEDIATE RELEASE

Contact:

Ed Trissel

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8654

LONE STAR DELIVERS LETTER TO ACCREDITED’S BOARD OF DIRECTORS PROPOSING TO AMEND TENDER OFFER

DALLAS, August 30, 2007 — LSF5 Accredited Investments, LLC (“Lone Star”), a subsidiary of Lone Star Fund V (U.S.), L.P., today announced that it delivered a letter to the Board of Directors of Accredited Home Lenders Holding Co. (NASDAQ: LEND) (the “Company”). The text of the letter is set forth below.

LSF5 Accredited Investments, LLC

717 North Harwood Street, Suite 2200

Dallas, TX 75201

August 30, 2007

Accredited Home Lenders Holding Co.

15253 Avenue of Science

Building 1

San Diego, CA 92128

Attention: Board of Directors

Dear Directors:

We write regarding the Agreement and Plan of Merger, dated as of June 4, 2007 (as amended by the First Amendment dated as of June 15, 2007) (the “Merger Agreement”), by and among Accredited Home Lenders Holding Co. (the “Company”), LSF5 Accredited Investments, LLC (“Parent”) and LSF5 Accredited Merger Co., Inc. (“Purchaser” and, together with Parent and its affiliates, “Lone Star”). All capitalized terms not defined herein shall have the meanings set forth in the Merger Agreement.

As you are aware, Parent and Purchaser recently extended the expiration date for the current Offer until September 12, 2007, our fourth extension. It is very clear to us that the Company is unlikely to be able to satisfy the conditions to the Offer prior to September 12, 2007, and will in all likelihood not be able to meet those conditions even if the Offer is extended beyond that date.

The current impasse between the Company and Lone Star over the completion of the Offer, which is the subject of the litigation in Delaware Chancery Court,

ultimately benefits neither Lone Star nor the Company’s stockholders. Among other things, we believe, and apparently the Company also believes based on its previous public statements, that under current conditions the Company may suffer further declines in value and have a difficult time surviving as a going concern. It is patently clear that swift action by the Board of Directors is needed to preserve the Company’s existing enterprise value.

We believe there is a way forward that would benefit all of the relevant constituencies. Lone Star is prepared, with the consent of the Company, to amend the Offer immediately to change the Offer Price to $8.50 per Company Common Share, which represents a premium of 35% over the closing price of the Company Common Shares on August 30, 2007. As part of the amended Offer, we would modify the conditions to the Offer such that the only substantial condition to the consummation of the Offer would be the Minimum Condition. While we propose also to retain a condition regarding compliance with representations, warranties and covenants in the Merger Agreement, we would waive all breaches that occurred prior to the date of amendment, including those that are the subject of the litigation. Immediately following the announcement of the amended Offer, each of the Company and Lone Star would obtain a dismissal, with prejudice, of the claims and counterclaims constituting the current litigation in Delaware Chancery Court. We would then extend the Offer for a period of ten business days following the filing of the revised Offer Documents.

Upon commencement of the amended Offer, Lone Star would deposit with an escrow bank all of the funds required to pay for tendered Company Common Shares immediately after the minimal conditions to consummation of the Offer have been met.

Lone Star would also propose to amend the Merger Agreement so that, during the pendency of the amended Offer, the Board of Directors would be free to solicit and entertain acquisition proposals from third parties and to terminate the Agreement in favor of any offer that the Board determines to be superior, subject to entry into mutual releases of claims and Lone Star’s right to match any such offer.

As we are certain you appreciate, time is of the essence, and while we understand that the Board of Directors will have to carefully consider the proposal outlined in this letter, it is essential that we have a prompt response from you. Please note that the text of this letter will be released publicly and filed as an exhibit to our Offer Documents.

Nothing contained in this letter should be considered an express or implied consent or waiver with respect to any provision of the Merger Agreement or a waiver of any past or future breach of the Company’s obligations and covenants under the Merger Agreement. We expressly reserve all rights, claims, causes of action and prerogatives under the Merger Agreement and applicable law.

Very truly yours,

LSF5 ACCREDITED INVESTMENTS, LLC

By	/s/ Marc L. Lipshy
Name: Marc L. Lipshy Title: Vice President

The tender offer is being conducted in connection with the merger of a Lone Star subsidiary with and into the Company as contemplated by the Agreement and Plan of Merger, dated as of June 4, 2007, as amended by the First Amendment, dated as of June 15, 2007, by and among the Company, Lone Star and LSF5 Accredited Merger Co., Inc. Additional information regarding the merger and the related transactions can be found in the Company’s filings with the SEC, which are on the SEC’s website at www.sec.gov.

Piper Jaffray & Co. is acting as Dealer-Manager for the tender offer. The Information Agent for the tender offer is Georgeson Inc. Any questions or requests for assistance or copies of the offer to purchase and the letter of transmittal may be directed to the Dealer-Manager or the Information Agent at their respective telephone numbers and locations. Piper Jaffray & Co. can be reached at 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402 or (877) 371-5212. Georgeson Inc. can be reached at 17 State Street, 10th floor, New York, NY 10004. Banks and bankers can call (212) 440-9800 and all others can call toll-free at (888) 605-7543.

This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase common stock of the Company, nor is it an offer or solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.

About Lone Star Funds

Lone Star is a leading U.S. private equity firm. Since 1995, the principals of Lone Star have organized private equity funds totaling more than $13.3 billion to invest globally in secured and corporate unsecured debt instruments, real estate related assets and select corporate opportunities.